Exhibit 12.01

COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

		Fiscal Year Ended December 31,				9 Months Ended September 30,

	1998	1999	2000[1]	2001	2002	2002	2003

	(In thousands)
Net loss	$(29,698)	$(26,868)	$(38,502)	$(60,317)	$(59,270)	$(44,932)	$(29,829)
Add:
Fixed charges	880	1,232	1,641	1,650	1,664	1,234	2,480

Earnings as adjusted	$(28,818)	$(25,636)	$(36,861)	$(58,667)	$(57,606)	$(43,698)	$(27,349)
Fixed charges
Interest	$768	$640	$504	$500	$501	$310	$1,643
Amortization of debt issue costs	—	—	—	—	—	—	198
Portion of rent representative of the interest factor	112	592	1,137	1,150	1,163	924	638

Total fixed charges	$880	$1,232	$1,641	$1,650	$1,664	$1,234	$2,480

Deficiency of earnings to cover fixed charges	$29,698	$26,868	$38,502	$60,317	$59,270	$44,932	$29,829

1Net loss excludes the cumulative effect of an accounting change of $8.6 million of contract revenues which were deferred upon adoption of Staff Accounting Bulletin 101.

          For the purposes of computing the ratio of fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs and that portion of rental expense we believe to be representative of interest.